April 5, 2012	TSX: GPR
For Immediate Release	NYSE Amex: GPL

NEWS RELEASE

GREAT PANTHER SILVER APPOINTS RHONDA BENNETTO AS
VICE PRESIDENT CORPORATE COMMUNICATIONS

GREAT PANTHER SILVER LIMITED (TSX: GPR; NYSE Amex: GPL; the “Company”) is pleased to announce the appointment of Ms. Rhonda Bennetto to the position of Vice President, Corporate Communications effective April 12, 2012.

Ms. Bennetto has held senior roles with several publically traded companies with a focus on international mining and resource assets, including Mexico, and brings more than 18 years of experience in capital markets and investor relations expertise to Great Panther. Ms. Bennetto will be one of the key liaisons between Great Panther and the investment community. She will lead the Company’s Corporate Communications function, developing and implementing external and internal strategies that will enhance Great Panther’s strategic vision of becoming a profitable mid-tier primary silver producer.

“We are pleased to welcome Rhonda to our senior management team” said Robert Archer, Great Panther's President & CEO. “Her broad experience implementing and managing progressive, dynamic investor relations programs, and her extensive knowledge of global capital markets will strengthen and expand our company's exposure to both retail and institutional investors.”

Ms. Bennetto has sound expertise participating in and communicating initial public offerings, subsequent financings, mergers and acquisitions, restructurings and recapitalizations. Rhonda currently serves on the Board of the Canadian Investor Relations Institute and is Chairman of the Public Relations Advisory Committee for Mount Royal University. She is also a recognized leader and educator on investor relations best practices, disclosure and regulatory compliance, and digital and new media communication. Rhonda holds a Bachelor of Business Administration degree and has completed the Canadian Securities Course.

ABOUT GREAT PANTHER

Great Panther Silver Limited is a profitable, primary silver mining and exploration company listed on the Toronto Stock Exchange, trading under the symbol GPR and on the NYSE Amex, trading under the symbol GPL. The Company’s current activities are focused on the mining of precious metals from its two wholly-owned operating mines in Mexico. In addition, the Company is also pursuing acquisition opportunities throughout Latin America to add additional mines to its portfolio of properties. Great Panther’s mission is to become a leading primary silver producer by acquiring, developing and profitably mining precious metals.

For further information, please visit the Company’s website at www.greatpanther.com, contact B&D Capital at telephone 604 685 6465, fax 604 669 0384 or e-mail info@greatpanther.com.

ON BEHALF OF THE BOARD

“Robert A. Archer”

Robert A. Archer, President & CEO

This news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of the Securities Act (Ontario) (together, “forward-looking statements”). Such forward-looking statements may include but are not limited to the Company’s plans for production at its Guanajuato and Topia Mines in Mexico, exploring its other properties in Mexico, the overall economic potential of its properties, the availability of adequate financing and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements expressed or implied by such forward-looking statements to be materially different. Such factors include, among others, risks and uncertainties relating to potential political risks involving the Company’s operations in a foreign jurisdiction, uncertainty of production and cost estimates and the potential for unexpected costs and expenses, physical risks inherent in mining operations, currency fluctuations, fluctuations in the price of silver, gold and base metals, completion of economic evaluations, changes in project parameters as plans continue to be refined, the inability or failure to obtain adequate financing on a timely basis, and other risks and uncertainties, including those described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2011 and reports on Form 6-K filed with the Securities and Exchange Commission and available at www.sec.gov and Material Change Reports filed with the Canadian Securities Administrators and available at www.sedar.com.